File No. 70-9905


                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                             AMENDMENT NO. 1 TO
                                  FORM U-1

APPLICATION/DECLARATION WITH RESPECT TO CERTAIN TRANSACTIONS RELATING TO THE
        EXTENSION OF AN ACCOUNTS RECEIVABLE PURCHASE AND SALE PROGRAM

                                    Under

               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                   THE CONNECTICUT LIGHT AND POWER COMPANY
                        CL&P RECEIVABLES CORPORATION
                              107 Selden Street
                       Berlin, Connecticut  06037-5457
 (Name of companies filing this statement and address of principal executive offices)


                             NORTHEAST UTILITIES
        (Name of top registered holding company parent of declarant)


                           Gregory B. Butler, Esq.
                Vice President, Secretary and General Counsel
                     Northeast Utilities Service Company
                                P.O. Box 270
                      Hartford, Connecticut  06141-0270
                   (Name of address of agent for service)


The Commission is requested to mail signed copies of all orders, notices and communications to:

  Randy A. Shoop                           Jeffrey C. Miller
  Treasurer                                Assistant General Counsel
  The Connecticut Light and Power Company  Northeast Utilities Service Company
  P.O. Box 270                             P.O. Box 270
  Hartford, Connecticut  06141-0270        Hartford, Connecticut 06141-0270


  The Application/Declaration in this file is hereby amended and restated to read in its entirety as follows:

                                   ITEM 1

                    DESCRIPTION OF PROPOSED TRANSACTIONS



     1.   The Connecticut Light and Power Company ("CL&P" or the "Company"),

a wholly owned electric utility subsidiary of Northeast Utilities ("NU"), a registered holding company, and CL&P Receivables Corporation, a wholly-owned special purpose subsidiary of CL&P ("CRC"),  hereby submit this

Application/Declaration pursuant to the Public Utility Holding Company Act of

1935, as amended (the "Act"), with respect to certain transactions related to the extension of CL&P's accounts receivable purchase and sale program and related transactions.  As set forth in paragraph 6 below, the Company intends to extend the term of the facility to July 8, 2004 to enable it to continue to accelerate its receipt of anticipated cash collections from the sale of fractional, undivided ownership interests in customer indebtedness and related assets.



     2.   CL&P previously sought, and received, approval from the Commission for five transactions in connection with its receivables program ("Program").

See The Connecticut Light and Power Company, Holding Company Act Release No.

35-26761, dated September 29, 1997 in File No. 70-9045 (the "Order").

Under the Order, authority was granted for (i) CL&P to organize CRC, (ii) CRC to issue shares of common stock, (iii) CL&P to acquire shares of CRC common stock, (iv) CL&P to make, directly and indirectly, initial and general equity contributions to CRC and (v) CRC to pay dividends to CL&P from time to time out of capital to achieve the optimum balance of capital to achieve economic efficiency.  Transactions (i) through (iv) (with respect to initial equity contributions) have been undertaken and by their nature are permanent, while

(v) by its nature is an ongoing process as the Program moves forward. <F1>

In the Application in File 70-9045, the Company stated that the Program would expire on July 11, 2001.  In order to extend the Program, CL&P is now seeking authority to continue the actions set forth in (v) above through July 8, 2004, the proposed date of expiration of the extended

Program.



     3.   The Program consists of two agreements .  As extended to July 8,

2004, the Program will continue in place with the same provisions as

present.   The principal features of the Program are as follows:  Under the first agreement, between CL&P and CRC (the "Company Agreement"), the

Company sells or transfers as equity contributions from time to time all eligible categories of its billed and unbilled accounts received

("Receivables") and related assets ("Related Assets") to CRC.  The purchase price paid by CRC for any Receivables and the Related Assets with respect thereto takes into account historical loss statistics on the Company's receivables pool and the purchaser's cost of funds.  Under the second agreement, among Citicorp North America, Inc. (the "Agent"), Citibank, N.A.

(the "Bank"), Corporate Asset Funding Company ("CAFCO," a Citibank affiliate,

as "Purchaser") and CL&P (the "Agent" and "Originator") (the "CRC Agreement"),

CRC sells fractional undivided interests ("Receivable Interests") in the

Receivables to the Purchaser from time to time.  Such Receivable Interests may be funded and repaid on a revolving basis.  The size of such Receivable

Interests is calculated according to a formula, which includes reserves based on a multiple of historical losses, maximum customer concentrations  and carrying and other costs associated with the agreements.  Such formula also takes into account the cost of servicing, but this portion of the price is returned to CL&P in the form of a collection agent fee.



     4.   The availability of Receivables and Related Assets varies from time to time in accordance with electric energy use by CL&P's customers.  As a result of this and certain other factors, the funds CRC has available to make a purchase at any time <F2> may not match the cost of Receivables and Related

Assets available.  The program includes certain mechanisms to accommodate this mismatch.  When the amount of Receivables and Related Assets originated by CL&P exceeds the amount of cash CRC has available, either CRC will make the purchase and owe the balance of the purchase price to CL&P on a deferred basis (the unpaid portion will accrue interest or the purchase price will involve a discount to reflect the deferral), or CL&P will make a capital contribution to CRC in the form of the Receivables and Related Assets for which CRC lacks purchase price funds at that time.  Conversely, if CRC develops a substantial cash balance (due to collections of previously transferred Receivables exceeding the balance of newly created Receivables available for purchase), CRC will likely dividend the excess cash to CL&P.

Such dividends may represent a return of previous capital contributions by

CL&P to CRC and are the jurisdictional reason for this filing.  See Rule

46(a).  Through these mechanisms, CRC does not itself retain substantial cash balances at any time and substantially all cash realized from the collection of the Receivables (net of the costs of the program and any reductions in the outstanding balance of Receivable Interests) is made available to CL&P.  All fees, commissions and expenses expected to be paid or incurred by CL&P and

CRC in connection with the extension of the receivables program are provided in Exhibit H.



     5.   The Company and CRC will continue to be obligated to reimburse the

Purchaser and the Agent for various costs and expenses associated with the

Company Agreement and the CRC Agreement upon extension of the program.  CRC will also continue to be required to pay to the Agent certain fees for services in connection with such agreements.  See Exhibit H.



     6.   The arrangements under the Company Agreement and the CRC Agreement were scheduled to terminate on July 11, 2001, and the Company signed an agreement with the Agent, the Bank and the Purchaser to extend the program through July 8, 2004, subject to the receipt of required regulatory approvals

(see Items III and IV).  CRC may, following written notice to the Agent,

terminate in whole or reduce in part the unused portion of its purchase limit in accordance with the terms and conditions of the CRC Agreement.  The CRC

Agreement allows the Purchaser to assign all of its rights and obligations under the CRC Agreement (including its Receivable Interests and the obligation to fund Receivable Interests) to other persons.  However, any such assignment will not change the nature of the obligations of CL&P or CRC under the Company

Agreement and the CRC Agreement.  All references herein to the Purchaser include reference to its assignees.



     7.   CL&P intends that the extension of the arrangements described above will continue to permit it to accelerate its receipt of cash collections from accounts receivable, thus affording the company continuing flexibility in meeting its financing needs on a cost-effective basis.


Other Matters

     8.   Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in

Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a

FUCO.



     9.   NU currently meets all of the conditions of Rule 53(a), except for clause (1). At March 31, 2001, NU's "aggregate investment," as defined in

Rule 53(a)(1), in EWGs and FUCOs was approximately $469.5 million, or approximately 78% of NU's average "consolidated retained earnings" ("CREs"),

also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2001

($605.2 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation

Company ("NGC"), NU's only current EWG or FUCO, in an amount not to exceed

$481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast

Utilities, Holding Company Act Release No. 27148, dated March 7, 2000 (the

"Rule 53(c) Order"). NU continues to assert that its EWG investment in NGC will not adversely affect the System.



     10.  In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:



          (i)  NGC maintains books and records, and prepares financial statements, in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

          (ii)      No employees of NU's public utility subsidiaries have

     rendered services to NGC;

          (iii)     NU has submitted (a) a copy of each Form U-1 and Rule 24

     certificate that has been filed with the Commission under Rule 53 and

     (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries;

          (iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

          (v)  NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

          (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3% of NU's consolidated retained earnings.



     11.  The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the NU system,

or an adverse impact on NU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors,

NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order.  NGC, NU's only EWG investment (it has no FUCO investment), has been profitable for the quarterly periods ending June 30, 2000, September 30, 2000, December 31, 2000, and

March 31, 2001, respectively (NGC was acquired in March 2000).  As of

December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees).

As of June 30, 2000, the end of the first quarter after the issuance of the

Rule 53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the

EWG, were as follows:



                                   As of June 30, 2000
                                (Thousands of Dollars)             %
     Common shareholders' equity               2,365,854          36.9
     Preferred stock                             277,700           4.3
     Long-term and short-term debt             3,768,353          58.8
                                               6,411,907         100.0


The  consolidated capitalization ratios of NU as of September 30, 2000, with consolidated debt including all short-term debt and non-recourse debt of  the

EWG, were as follows:


                                      As of September 30, 2000
                                (Thousands of Dollars)             %
     Common shareholders' equity               2,413,785           37.9
     Preferred stock                             277,700            4.3
     Long-term and short-term debt             3,683,667           57.8
                                               6,375,152          100.0


The consolidated capitalization ratios of NU as of December 31, 2000, with consolidated debt including all short-term debt and non-recourse debt of the

EWG, were as follows:


                                      As of December 31, 2000
                                (Thousands of Dollars)             %
     Common shareholders' equity               2,218,583           36.1
     Preferred stock                             276,968            4.5
     Long-term and short-term debt             3,653,843           59.4
                                               6,149,394          100.0


The consolidated capitalization ratios of NU as of March 31, 2001, with consolidated debt including all short-term debt and non-recourse debt of the

EWG, were as follows:


                                            As of March 31, 2001
                                (Thousands of Dollars)             %
     Common shareholders' equity               2,319,082           31.0
     Preferred stock                             240,468            3.2
     Long-term and short-term debt             3,479,304           46.6
     Rate Reduction Bonds                      1,438,400           19.2
                                               7,477,254          100.0



     NU's consolidated retained earnings have decreased from $642.1 million as of March 31, 2000 to $593.6 million as of March 31, 2001, mainly as a result of  an after-tax write-off of $225 million by Public Service Company of New Hampshire as part of a restructuring settlement and also recognition of a loss due to a decision by the Federal Energy Regulatory Commission lowering the price for acquiring installed generating capacity in New

England, but increased by $112 million in the quarter ended March 31, 2001.

NGC (NU's only EWG or FUCO) has made a positive contribution to earnings since March 31, 2000 by contributing $33.9 million to NU's retained earnings with revenues of $135.6 million and net income of $34.5 million.

Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to NU's investments in EWGs and FUCOs has not had an adverse impact on NU's financial integrity.



                                   ITEM II

                     FEES, COMMISSIONS, AND EXPENDITURES



     12.  The estimated fees, commissions, and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions by the Company or any associate company thereof are specified in Exhibit H.



     13.  None of such fees, commissions, or expenses are to be paid to any associate company or affiliate of the Companies or any affiliate of any such associate company except for financial, legal, and other services to be performed at cost by NUSCO, an affiliated service company.



                                  ITEM III

                       APPLICABLE STATUTORY PROVISIONS



     14.  The payment of dividends by CRC to CL&P, to the extent such dividends may be considered to be paid out of capital or unearned surplus, is subject to Section 12(c) of the Act and Rule 46 (a) thereunder.



     15.  The Company believes that no other aspects of the transactions described herein are subject to the Commission's jurisdiction.  The Company believes that its sales of Receivables to CRC are not sales of a "security"

as defined in Section 2(a)(16) of the Act or "utility assets" as defined

Section 2(a)(18).  Furthermore, the Company believes that any additional capital contributions to CRC in the form of Receivables and Related Assets will be exempt from regulation under Rule 45(b)(4) and that CRC's sales of

Receivable Interests, to the extent such may be considered the issuance of a debt security, are exempt from regulation under Rule 52(b).



                                   ITEM IV

                             REGULATORY APPROVAL



     16.  In an application to be filed with the Connecticut Department of

Public Utility Control ("DPUC"), the Company will seek approval for certain aspects of the extension of the receivables arrangement described herein.  A copy of this filing is being filed as Exhibit D.1 hereto.  A copy of the order of the DPUC will be filed by amendment as Exhibit D.2 hereto upon issuance.  The DPUC previously approved proposed sales by CL&P under the earlier agreements.  See File No. 70-9045, Exhibit D.2.



     17.  No other state commission has jurisdiction with respect to any aspect of the proposed transaction, and no Federal commission other than the

Securities and Exchange Commission has jurisdiction with respect to any aspect thereof.



                                   ITEM V

                                  PROCEDURE



     18.  The Company respectfully requests the Commission's approval,

pursuant to this Application/Declaration, of CRC's payment of dividends to

CL&P as described herein, whether  under the sections of the Act and rules thereunder enumerated in Item III or otherwise.  The Company also requests the Commission's approval as may be necessary of any other aspect of the transactions described in this Application/Declaration under the appropriate provisions of the Act or rules thereunder.



     19.  The Company hereby waives any recommended decision by a hearing officer or by any other responsible officer of  the Commission and waives the

30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the

Commission's order, when issued, become effective forthwith.  The Company consents that the Office of  Public Utility Regulation within the Division of

Investment Management may assist in the preparation of the Commission's decision and/or order unless the Office opposes the transactions covered by this Application.  It is requested that the Commission issue an order authorizing the jurisdictional transactions proposed herein at the earliest practicable date but in any event not later than [40] days from filing date.

It is further requested that (i) there not be a recommended decision by an

Administrative Law Judge or other responsible officer of the Commission, (ii)

the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) the Commission's order become effective forthwith upon issuance.



                                   ITEM VI

                      EXHIBITS AND FINANCIAL STATEMENTS



(a)  Exhibits



     A.   Not applicable.

     B.   Not applicable.

     C.   Not applicable

     D.1  Application to the DPUC for approval of the extension of the transactions described herein.

     D.2  Copy of the Order of the DPUC with respect to the extension of

CL&P's proposed transactions.  (To be filed by amendment.)

     E.   Not applicable.

     F.   Opinion of Counsel to CL&P.  (To be filed by amendment.)

     G.   Not Applicable.

     H.   Estimated Expenses--CL&P and CRC.

     I.   Proposed notice of the proceeding initiated by the filing of this

Application/Declaration.



                                     VII

                   INFORMATION AS TO ENVIRONMENTAL EFFECTS



          (a)  The issuance of an order with respect to this

Application/Declaration is not a major federal action significantly affecting the quality of the human environment.



          (b)  No Federal agency has prepared or is preparing an

environmental impact statement with respect to the subject transactions.





                                 SIGNATURES



          Pursuant to the requirements of the Public Utility Holding Company

Act of 1935, as amended, the undersigned have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.



Dated:  August 21, 2001



                         THE CONNECTICUT LIGHT AND POWER COMPANY
                         CL&P RECEIVABLES CORPORATION



                         By   /s/ Randy A. Shoop
                              Randy A. Shoop
                              Treasurer









<F1>    General equity contributions by CL&P to CRC subsequent to its initial capitalization are exempt from regulation under Rule 45(b)(4) and thus authority is not being sought for such actions contemplated by transaction
(iv).

<F2>   The only funds available to CRC will continue to be those resulting from its participation in the program and CL&P's capital contributions to it.

